UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The documents listed below as Exhibits 99.1, 99.2. and 99.3 to this Form 6-K are copies of the Registrant’s news releases relating to an offering of preferred shares made solely in Canada.

The preferred shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”). They are being sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the US Securities Act) and may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons except in compliance with the US Securities Act or in transactions exempt therefrom or not subject thereto.

This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by Husky Energy Inc. under the US Securities Act, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: December 9, 2014